Filed by Andrew Corporation
Commission File No. 001-14617
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 333-135424
On July 5, 2006, Andrew issued the following press release.

news release

For Immediate Release	Contacts:	Mark Borman — ADC Investor Relations Steve Grady — ADC Public Relations Scott Malchow — Andrew Investor Relations Rick Aspan — Andrew Public Relations	+1 (952) 917-0590 +1 (952) 917-0232 +1 (708) 236-6507 +1 (708) 236-6568
ADC and Andrew Receive Notice of Early Termination
of Hart-Scott-Rodino Act Waiting Period
MINNEAPOLIS, MN AND WESTCHESTER, IL—July 5, 2006—ADC Telecommunications, Inc. (NASDAQ: ADCT; www.adc.com) and Andrew Corporation (NASDAQ: ANDW; www.andrew.com) today announced that the staff of the Federal Trade Commission has informed ADC and Andrew that the FTC has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, thus ending the FTC’s review of the proposed merger between ADC and Andrew, which was announced on May 31, 2006. The waiting period was to expire at midnight on July 14, 2006.
The merger is subject to antitrust filings in certain foreign countries. The merger is also subject to approval by the shareholders of ADC and Andrew and certain other closing conditions set forth in the merger agreement that must be satisfied or waived before the merger can be consummated.
About ADC
ADC provides the connections for wireline, wireless, cable, broadcast, and enterprise networks around the world. ADC’s innovative network infrastructure equipment and professional services enable high-speed Internet, data, video, and voice services to residential, business and mobile subscribers. ADC (NASDAQ: ADCT) has sales into more than 140 countries. Learn more about ADC at www.adc.com.
About Andrew
Andrew Corporation (NASDAQ: ANDW) designs, manufactures and delivers innovative and essential equipment and solutions for the global communications infrastructure market. The company serves operators and original equipment manufacturers from facilities in 35 countries. Andrew (www.andrew.com), headquartered in Westchester, IL, is an S&P 500 company founded in 1937.
Cautionary Statement under the Private Securities Litigation Reform Act of 1995
This document contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S.

ADC And Andrew Agree To Merge — Page 2 of 3
Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission (the SEC) on June 29, 2006 and Annual Report on Form 10-K for the year ended October 31, 2005 and Andrew’s Annual Report on Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the SEC. Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
ADC HAS FILED A REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-135424) IN CONNECTION WITH ITS PROPOSED BUSINESS COMBINATION WITH ANDREW CORPORATION. SHAREHOLDERS OF ADC AND ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF ADC AND ANDREW ARE ALSO ENCOURAGED TO READ ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus filed with the SEC (registration no. 333-135424).
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